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Exhibit 99(b)(2)

FIRST AMENDMENT TO
SECOND AMENDED AND RESTATED CREDIT AGREEMENT

        This First Amendment to Second Amended and Restated Credit Agreement (the "Agreement") is made between Norwest Bank Colorado, National Association (the "Bank"), and CPS Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc. (collectively, the "Borrower"). This Amendment is dated effective as of April 13, 2000, but is retroactive to May 24, 1999.

        1.    Recitals.    The Bank and the Borrower entered into a Second Amended and Restated Credit Agreement dated May 24, 1999. The Agreement states that the Borrower's obligation to the Bank is evidenced by two Promissory Notes, a Revolving Note in the face amount of $4,000,000, dated May 24, 1999 and a Term Note in the face amount of $1,000,000, dated May 24, 1999. In this First Amendment, the Loan Agreement, Promissory Notes, and Security Agreement may be referred to as the "Loan Documents." Pursuant to the Borrower's request, the Bank has agreed to amend the Agreement as set forth below.

        2.    Amendment.    Section 5.09 of the Agreement shall be amended in its entirety as follows:

          Section 5.09    Senior Debt to Tangible Capital Funds.    The Borrower shall at all times maintain the ratio of the Borrower's Senior Debt to the Borrower's Tangible Capital Funds at a ratio which is less than or equal to 3.5 to 1.0 "Senior Debt" means the difference between all Debt of the Borrower and Subordinated Debt.

        3.    Defined Terms.    All terms used in this First Amendment as defined terms will have the meanings given to them in the Loan Documents.

        4.    Continued Effectiveness.    The Loan Documents, as amended by this writing, remain in full force and effect.

Norwest Bank Colorado, National Association

By:
Randall Schmidt, Vice President

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  Exhibit 99(b)(2)